UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

____________________________

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

____________________________

AMENDMENT NO. 6

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

____________________________

Date of end of last fiscal year: March 31, 2026

____________________________

SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

David Brulotte

Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Catherine M. Clarkin	Guillaume Pichard
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	390, boulevard Charest Est
New York, N.Y. 10004-2498	Québec, Québec, G1K 3H4, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2026 (the "Annual Report") as follows:

1. The fifth paragraph of text of the section "Constitutional Framework" on page 7 of Exhibit 99.1 to the Annual Report is hereby replaced with the following two paragraphs:

"Following the last general election, held on October 5, 2026, the Parti Québecois formed a minority Government. The Parti Québécois is a sovereignty-supporting party. The Parti Québécois has stated that its priorities include tightening the control over public spending and immigration, implementing targeted tax relief and health-care reforms, and pursuing long-term transition to a low-carbon, digitally autonomous economy. The Parti Québécois has pledge to return to a balanced budget within the perimeters of the Loi sur l'équilibre budgétaire."

2. The third paragraph of text of the section "Government" on page 8 of Exhibit 99.1 to the Annual Report is hereby amended and restated as follows:

"The National Assembly consists of 59 members of the Parti Québécois, 40 members of the Parti Libéral du Québec, 19 members of the Parti conservateur du Québec and 9 members of Québec solidaire. Two ridings are currently engaged in a legal recounting; the outcome will not affect the balance of power in the National Assembly. The next general election will be held on October 7, 2030, subject to earlier dissolution of the National Assembly by the Lieutenant Governor upon the recommendation of the Prime Minister."

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 6 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Guillaume Pichard

Name:	Guillaume Pichard

Title:	Assistant Deputy Minister

Date: October 14, 2026